S 06009241 MMISSION 9

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED APR 03 2006 WASH, D.C. 209 SECTION PROCESSING

SEC FILE NUMBER
8- 53346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EKN Financial Services, Inc.
EHRENKRANTZ KING NUSSBAUM, INC.

OFFICIAL USE ONLY
113525
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 OLD COUNTRY ROAD
(No. and Street)

GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL P. BENVENUTO 516-396-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & DROGIN, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVE. SUITE 420 (Address) GARDEN CITY (City) NEW YORK (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL P. BENVENUTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EHRENKRANTZ KING NUSSBAUM, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael P. Benvenuto
Signature

Chief Financial Officer
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHRENKRANTZ KING NUSSBAUM, INC.

For the year ended December 31, 2005

CONTENTS

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Ehrenkrantz King Nussbaum, Inc.

We have audited the accompanying statement of financial condition of Ehrenkrantz King Nussbaum, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ehrenkrantz King Nussbaum, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company is a respondent in certain complaints and inquiries by regulatory bodies, and it is not possible at present for the Company to predict the outcome or the range of potential loss if any, that might result from those proceedings. No provision for any liability that may result has been made in the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin, LLP
Garden City, New York

March 30, 2006

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

	Allowable	Non-Allowable	Total
Cash in bank	$ 636,946	$ -	$ 636,946
Receivables from broker or dealers			
a. Clearance accounts	300,000		300,000
b. Other	211,756	-	211,756
Securities owned at market value	369,160	-	369,160
Securities not readily marketable	-	110,490	110,490
Advances	-	320,747	320,747
Prepaid expenses	-	72,740	72,740
Loans receivables	-	82,986	82,986
Total assets	$ 1,517,862	$ 586,963	$ 2,104,825

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Bank loans payable	$ 174,306	$ -	$ 174,306
Accounts payable, taxes and accrued expenses payable	638,109	-	638,109
Accrued commissions	335,287	-	335,287
Total liabilities	$ 1,147,702	$ -	1,147,702
Commitments and Contingencies			
Stockholders' Equity:			
Common stock - $.01 par value; authorized 1,000 shares issued and outstanding 100 shares			1
Additional paid-in capital			3,001,470
Deficit			(2,044,348)
Total stockholders' equity			957,123
Total liabilities and stockholders' equity			$ 2,104,825

The accompanying notes are an integral part of these statements

STATEMENT OF OPERATIONS

For the year ended December 31, 2005

Revenues:		
Commission income	$ 9,234,442	
Trading and investment gains	620,371	
Consulting income	617,112	
Other income	773,520	
Interest income	641,568	
Total revenues		$ 11,887,013
Expenses:		
Commissions	5,486,516	
Salaries and related payroll taxes	2,619,185	
Management fees	3,529,594	
Professional fees	487,494	
Employee reimbursements	82,319	
Travel and entertainment	37,536	
Telephone	177,355	
Dues, regulatory and registration expenses	290,832	
Other administrative expenses	50,214	
Clearance and execution costs	50,408	
Marketing and advertising	16,347	
Office expense	76,467	
Insurance	505,488	
Interest and bank charges	9,384	
Depreciation and amortization	34,768	
Total expenses		13,453,907
Loss before provision for income taxes		(1,566,894)
Benefit for income taxes		(11,484)
Net loss		$ (1,555,410)

The accompanying notes are an integral part of these statements

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2005

	Number of Shares	Common Stock	Additional paid-in Capital	Retained Earnings (Deficit)	Total
Balance January 1, 2005	1,000	$ 1	$ 3,056,470	$ (488,938)	$ 2,567,533
Capital withdrawal	-	-	(55,000)	-	(55,000)
Net loss	-	-	-	(1,555,410)	(1,555,410)
Balance December 31, 2005	1,000	$ 1	$ 3,001,470	$ (2,044,348)	$ 957,123

The accompanying notes are an integral part of these statements

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

Cash Flows from Operating Activities:	
Net loss	$ (1,555,410)
Adjustments to reconcile net income to net cash	
(used in) operating activities:	
Depreciation and amortization	34,768
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	(206,756)
Securities owned at market value	370,482
Securities not readily marketable	756,261
Prepaid expenses	144,807
Advances	(141,646)
Loans receivables	(42,486)
Securities sold not yet purchased	(323,000)
Accounts payable and accruals	(1,643,186)
Total adjustments	(1,050,756)
Net cash (used in) operating activities	(2,606,166)
Cash Flows from Financing Activities:	
Proceeds from bank loans	174,306
Withdrawal of capital	(55,000)
Net cash provided by financing activities	119,306
Net decrease in cash	(2,486,860)
Cash - beginning of year	3,123,806
Cash - end of year	$ 636,946
Supplemental Disclosures:	
Interest paid	$ 4,763

The accompanying notes are an integral part of these statements

Note 1 - Description of Business:

Ehrenkrantz King Nussbaum, Inc. (EKN) was organized on August 1, 2001. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. On October 8, 2001, the Company entered into a branch office agreement to acquire an existing office in Garden City, Long Island, New York. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

Note 2 - Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a trade date basis.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains in losses on dispositions of property and equipment, as applicable, are included in income or expense.

Note 2 - Summary of Significant Accounting Policies (Continued):

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Recent Accounting Pronouncements:

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" ("SFAS No. 143", and in August 2001 issued Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment and disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 144, which supersedes and amends certain existing accounting and reporting pronouncements, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS 143 and 144 and its application to amounts currently included in the Corporation's balance sheet will no have a material impact on the Corporation's accounting and disclosures.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2005 and received in January 2006. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2005, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2005 settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 511,756	$ 0
	$ 511,756	$ 0

Note 4 – Property and Equipment:

Property and equipment consists of the following:

		Years
Furniture and equipment	$ 69,547	5 – 7
Leasehold improvements	145,913	36
Total	215,460	
Less: accumulated depreciation and amortization	215,460	
	$ -	

Depreciation and amortization expense for the year ended December 31, 2005 amounted to $34,768.

Note 5 - Income Taxes:

A reconciliation of income tax for December 31, 2005 computed at the statutory federal rate to income tax expense (benefit) is as follows:

Tax provision at the statutory rate of 35%	$(535,900)
State income taxes, net of federal income tax	(91,869)
Total tax benefit	$(627,769)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

Deferred tax asset	
Net operating loss carryforward	$ 727,502
Less: valuation allowance	(727,502)
Net deferred tax asset	$ -
Deferred tax liability	$ -

The deferred income tax balances were comprised of the following

	For the year ended December 31, 2005
Income tax benefit:	
Current tax:	
Federal	$ 535,900
State	91,869
	627,769
Deferred:	
Federal	$ 85,138
State	14,595
	99,733
Total	$ 727,502
Less: valuation allowance	(727,502)
Net deferred tax asset	$ -

Note 5 - Income Taxes (Continued):

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Because of the historical earnings history of the Company, the net deferred tax assets have been fully offset by a 100% valuation allowance. The valuation allowance for the net deferred tax assets was $627,769 and $99,733 as of December 31, 2005 and 2004, respectively.

Note 6 - Securities not Readily Marketable:

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 7 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $125,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2005, the Company's regulatory net capital was $297,197, which was $172,197 in excess of the minimum required.

Note 8 – Commitments and Contingencies:

The Company has been named in several arbitrations currently pending before the National Association of Securities Dealers (NASD). The Company has responded denying any liability in all cases and has requested hearings. These hearing are scheduled for late May through August 2006. Counsel for the Company has advised that the outcome of these hearings cannot be predicted.

Note 8 – Commitments and Contingencies (continued):

In September 2005, the Securities and Exchange Commission (SEC) filed a complaint against the Company and its Chief Executive Officer and a consultant to the Company in Federal District court for the Eastern District of New York, alleging violations of certain sections of securities acts and securities exchange acts. These alleged violations were in connection with short-term buying and selling of mutual fund shares. The complaint seeks to permanently enjoin the defendants from violating those securities statutes, and direct the payment of a civil penalty and disgorgement of ill-gotten gains. The case is in the initial stage of discovery and no date has been set for trial. The Company has interposed an answer emphatically denying the allegations of the complaint, and intends to contest the case vigorously. Counsel for the Company has advised that they are unable to evaluate the outcome of the case, nor are they able to predict an amount or range of possible loss.

The Company is also the subject of an inquiry initiated by the NASD in the summer of 2004 concerning whether certain NASD and SEC statutes and rules were violated in connection with record keeping, registration of an individual, participation in various PIPE transactions and a private placement. Counsel for the Company has advised that it is impossible to evaluate the outcome of this matter, nor are they able to predict an amount or range of possible loss if any.

Supplemental Information

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2005

Net Capital

Total ownership equity from statement of financial condition		$ 957,123
Deductions and/or Charges		
a) Total non-allowable assets from statement of financial condition		586,963
Net capital before adjustments for haircuts on securities positions and undue concentration		370,160
Adjustments		
Haircut on securities	(55,374)	
Undue concentration	(17,589)	
Total adjustments		(72,963)
Net capital		$ 297,197
Computation of Basic Net Capital		
Minimum net capital		$ 125,000
Excess net capital		$ 172,197
Aggregate indebtedness		$ 1,147,702
Percentage of aggregate indebtedness to net capital (1,147,702 ÷ 297,197)		386.1%

See accountant's report.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2005

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of Ehrenkrantz King Nussbaum, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2005.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2005

Net capital per audited focus report	$	297,197
Net capital per unaudited focus report		306,197
Difference to be reconciled	$	(9,000)
Additional year end adjustments	$	(9,000)
Difference in haircut and undue concentration		0
	$	(9,000)

See accountant's report.

EHRENKRANTZ KING NUSSBAUM, INC.

INDEPENDENT AUDITORS' REPORT

ON

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2005

LIEBMAN GOLDBERG & DROGIN LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
Ehrenkrantz King Nussbaum, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Ehrenkrantz King Nussbaum, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Liebman Goldberg & Drogin LLP

Liebman Goldberg & Drogin LLP
Garden City, New York

March 30, 2006